Exhibit 99.6

152-158 St Georges Terrace
Perth 6000
Western Australia
T + 61 (8) 9327 2000
Press release
Rio Tinto launches its Operations Centre as a key part of its vision for the ‘Mine of the Future’
25 June 2010
Rio Tinto has announced the opening of its new Operations Centre, a key part of the ‘Mine of the Future’, in Perth, Western Australia today.
The high-technology, purpose-built Operations Centre, located alongside Perth’s domestic airport, was opened by the Western Australian Premier, the Hon. Colin Barnett MLA. After six months ramping up to full capacity, the Operations Centre is now the primary control centre for Rio Tinto’s vast network of mines, rail systems, infrastructure facilities and port operations in the Pilbara.
The Operations Centre features 200 controllers and schedulers and more than 230 technical planning and support staff, using cutting-edge networks that ensure all Pilbara operations up to 1,500 kilometres away are not only controlled from Perth, but can be performed with the maximum efficiency.
“Two and a half years ago Rio Tinto announced that it would press ahead with plans to create the ‘Mine of the Future’ to build on the technology advantage we had established over our peers,” said Sam Walsh, Rio Tinto chief executive Iron Ore and Australia.
“Since then we have faced an astonishing array of challenges, including the global financial crisis, but we did not waver in our commitment. This Operations Centre is fundamental to our vision of the Pilbara as a single, integrated ‘one mine’ logistics system.
“We are already seeing the advantages this investment delivers. We can now operate our Pilbara iron ore operations above nameplate capacity, redefining the limits of what was considered possible. And these benefits flow directly to our bottom line.
“There is no other mining operation anywhere in the world attempting this on this scale. Our driverless trucks, remotely operated drill and blasting, automated train systems and remote train loading functions are just the start of a revolution that is transforming the way we extract value from our resources, and will result in a far better, safer industry than could have been imagined even a decade ago.”
It will assist Rio Tinto not only retain workers, but enable them to do far more complex and valuable work than traditional mining practices would allow — with undoubted benefits not only to Rio Tinto and its people, but the wider West Australian community.
The revolution underway at the Operations Centre has ramifications far beyond the resources sector, with the technology and innovation being developed and applied able to support and improve service delivery across the community.
Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
For further information, please contact:

Media Relations, Australia	Media Relations, London
Gervase Greene	Faeth Birch / Conor McClafferty /
Office: +61 (0) 8 9327 2975	Clare Hunt
Mobile: +61 (0) 408 098 572	Office: +44 (0) 20 7781 1138 Mobile: +44 (0) 7920 041 003

David Luff	Christina Mills
Office: +61 (0) 3 9283 3620	Office: +44 (0) 20 7781 1154
Mobile: +61 (0) 419 850 205	Mobile: +44 (0) 7825 275 605

Media Relations, Americas	Media Relations, Canada
Tony Shaffer	Stefano Bertolli
Office: +61 (0) 3 9283 3612	Office: +1 (0) 514 848 8151
Mobile: +1 202 256 3667	Mobile: +1 (0) 514 915 1800

Investor Relations, Australia	Investor Relations, London
Dave Skinner	Mark Shannon
Office: +61 (0) 3 9283 3628	Office: +44 (0) 20 7781 1178
Mobile: +61 (0) 408 335 309	Mobile: +44 (0) 7917 576597

Simon Ellinor	David Ovington
Office: +61 (0) 7 3361 4365	Office: +44 (0) 20 7781 2051
Mobile: +61 (0) 439 102 811	Mobile: +44 (0) 7920 010 978

Investor Relations, North America
Jason Combes
Office: +1 (0) 801 204 2919
Mobile: +1 (0) 801 558 2645
Websites:
www.riotinto.com
www.riotintoironore.com
Email: media.enquiries@riotinto.com / enquiries.mediaaustralia@riotinto.com
High resolution photographs and media pack available at: http://www.riotinto.com/media